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SEC
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MAR 1 4 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 44331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Primex Prime Electronic Execution, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 W 21st Street, 12th Floor
(No. and Street)

New York	**NY**	**10010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wil Felix **(516) 408-7266**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC

2017 MAR 15 AM 7:09

RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Wil Felix**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Primex Prime Electronic Execution, Inc.**, as of **December 31**, **2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VINCENT CRUZ VILLAREAL
Notary Public - State of New York
NO. 01VI6287049
Qualified in Richmond County
My Commission Expires Aug 5, 2017

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PRIMEX PRIME ELECTRONIC EXECUTION INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31 2016

ASSETS

Cash and cash equivalents	$	17,054
Deposit with clearing broker		15,027
Accounts receivable,net of allowance of $10,000		178,528
Accounts receivable from broker dealers		42,220
Other assets		103,357
Advances to brokers net of allowance of $54,915		261,638
Office furniture and equipment, net of accumulated depreciation of $94,355		144,380
Total Assets	$	762,204

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	39,667
Commissions payable		187,575
Other liabilities		15,000
Defferred rent liability		28,096
Total Liabilities		270,338
STOCKHOLDER'S EQUITY		
Common stock, no par value; 300,000 shares Authorized; 50 shares issued and outstanding		-
Additional paid-in capital		1,099,929
Retained earnings		(608,063)
		491,866
Total Liabilities and Stockholder's Equity	$	762,204

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

REVENUES		
Placement Fees	$	2,431,323
Commissions		720,314
Interest income		16,227
Other		48,485
Total revenue		3,216,349
EXPENSES		
Commissions, compensation and benefits	$	2,237,913
Clearing fees		40,397
Communications		23,860
Occupancy		148,709
Other operating expenses		382,828
Total expenses	$	2,833,707
NET INCOME	$	382,642

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 382,642
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	46,080
Increase in accounts receivable	(30,847)
Increase in advances to brokers	(23,647)
Decrease in other assets	148
Increase in accounts receivable from clearing broker-dealers	(23,919)
Increase in accounts payable	34,944
Decrease in commissions payable	(119,546)
Decrease in deferred rent liability	(2,325)
Increase in other accrued expense	15,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	278,530
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(16,660)
NET CASH USED BY INVESTING ACTIVITIES:	(16,660)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Shareholder Distributions	(654,223)
Proceeds from line of credit, net	4,723
NET CASH USED BY FINANCING ACTIVITIES	(649,500)
NET DECREASE IN CASH	(387,630)
CASH:	
Beginning of year	404,681
End of year	17,051

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2016

	Paid-in Capital	Accumulated (Deficit)	Total
Balance, December 31 2015	$ 1,099,929	$ (336,482)	$ 763,447
Distributions to Stockholders		$ (654,223)	$ (654,223)
Net income		382,642	382,642
Balance, December 31, 2016	$ 1,099,929	$ (608,063)	$ 491,866

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority. The Company's business is to act as a broker for transactions in securities.

Consideration of Credit Risk: The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Cash equivalents consist of highly liquid investments purchased with a maturity date of three months or less, that are not held for sale in the ordinary course of business.

Account Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable arising from sales of securities and private placements that are due in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Office Furniture and Equipment: Office furniture and equipment are being depreciated on a straight-line basis over estimated useful lives office to five years.

Income Taxes: The company has elected to be taxed as an S Corporation. Therefore, the income or losses of the Company flow through to the Stockholder and no income taxes are reported in the accompanying financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1-NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

Commissions earned arising from customer securities transactions are reported on a settlement date basis which does not differ significantly from trade date basis.

Date of Management's Review – Subsequent events were evaluated through the date the financial statements were issued.

NOTE 2 -NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net a capital deficit of $49,235 which was $67,220 below its required net capital of $18,005 and its ratio of aggregate indebtedness to net capital was a deficit.

NOTE 3- OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 4 -LEASES

The Company leases office facilities under an operating lease. Rent expense for 2016 was Approximately $148,709.

Future minimum rental payments under the office premises lease are approximately the following:

2017	$	151,000
2018		156,000
2019		161,000
2020		95,000
Total	$	563,000

NOTE 5- CONTINENGY

The Company is subject to arbitration and litigation in the normal course of business.

At December 31, 2016, the Company is the subject of an arbitration, whereby a former client is attempting to recover over $400,000 of losses. The Company denies the claims and believes that the outcome will not have a detrimental effect on financial position. The Company has recorded a liability for the estimated cost to defend this matter.

NOTE 6- CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker.

Amounts receivable from its clearing organization at December 31, 2016 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible and no allowance is required.

NOTE 7 – OTHER ASSETS

Other assets include approximately $29,000 of collectible art and objects.

NOTE 8 - CONCENTRATION

Approximately 78% of accounts receivable represent amounts due from three customers.

NOTE 9 – LINE OF CREDIT

The company has a $35,000 line of credit agreement, that does not expire. The line of credit bears interest at 35% per annum, payable monthly, and is personally guaranteed by the stockholder. The balance outstanding at December 31, 2016 is $4723.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016
Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2016

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

SCHEDULE I
PRIMEX PRIME ELECTRONIC EXECUTION INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

Net Capital		
Total stockholder's equity qualified for net capital	$	491,866
Deduction for non-allowable assets:		
Other assets		(103,357)
Advances to brokers		(261,638)
Non-allowable accounts receivable, net of related payables		(31,726)
Property		(144,380)
		(541,101)
Net capital before haircuts		(49,235)
Less haircuts		-
Net capital		(49,235)
Minimum net capital required		18,005
Excess capital	$	(67,240)
Aggregate indebtness:		
Liabilities	$	270,338
Net capital based on aggregate indebtness	$	18,005
Ratio of aggregate indebtness to net capital		Deficit

RECONCILLIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31 2016

Net capital as reported in Part II of Form X-17a-5	$	91,416
Audit Adjustments:		
To remove accounts receivable related to 2017, net of commission payable	$	(77,023)
To accrue additional commissions payable		(14,953)
To accrue for estimated arbitration costs		(15,000)
To record line of credit		(4,723)

To recognize additional non- allowable accounts receivable	(28,952)
Net Capital Deficit above	$ (49,235)

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31,2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31,2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Primex Prime Electronic Execution, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Primex Prime Electronic Execution, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Primex Prime Electronic Execution, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Primex Prime Electronic Execution, Inc.'s management is responsible for Primex Prime Electronic Execution, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 8, 2017
Atlanta, GA



RUBIO CPA, PC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

4431 FINRA DEC
Primex Prime Electronic Executions Inc
Primex
54 West 21st Street suite 1210
New York, NY 10010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7768.83
   B. Less payment made with SIPC-6 filed (**exclude interest**) (3622.01)
   ______ Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 4146.82
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☑ **Funds Wired** ☐
   Total (must be same as F above) $ 4146.82
   H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Primex
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 20th day of February, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2016
and ending December 31 2016

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3216349
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	59109
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	40397
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	2819
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 6491

Enter the greater of line (i) or (ii)	6491
Total deductions	108816
2d. SIPC Net Operating Revenues	$ 3,107,533
2e. General Assessment @ .0025	$ 7,768.83

(to page 1, line 2.A.)

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Primex Prime Electronic Execution, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Primex Prime Electronic Execution, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Primex Prime Electronic Execution, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Primex Prime Electronic Execution, Inc. stated that Primex Prime Electronic Execution, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Primex Prime Electronic Execution, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Primex Prime Electronic Execution, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 8, 2017
Atlanta, GA



RUBIO CPA, PC

PRIMEX

54 West 21st Street
Sutie 1210
New York, NY 10010

BROKER DEALERS ANNUAL EXEMPTION REPORT

Primex Prime Electronic Execution, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Primex Prime Electronic Execution, Inc., met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016, without exception.



Wil Felix
January 27, 2017